April 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Lauren Hamill

Re:	Alpha Cognition Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 21, 2024 CIK No. 0001655923

Ladies and Gentlemen,

Alpha Cognition Inc., a British Columbia corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated April 17, 2024 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Amendment No.2 to Registration Statement on Form S-1 (“Amendment No. 2”) as furnished with the Commission on the date hereof, marked against Amendment No. 1 to Registration Statement on Form S-1 as furnished with the Commission on March 21, 2024, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No. 2.

Amendment No.1 to Draft Registration Statement on Form S-1 Prospectus Summary

Our Business, page 1

1.	Please revise the last sentence of the second paragraph of this section, pages 4-5, and elsewhere throughout as appropriate, to clarify that the following programs are only in the preclinical development phase: (1) the sublingual formulation of ALPHA-1062 for the treatment of mild-to-moderate AD, (2) ALPHA-1062 in combination with memantine for the treatment of moderate-to-severe AD, and (3) ALPHA-1062IN for mTBI. Also, revise statements such as the following on pages 1 and 28 to reflect the current status of any out- licensing plan: “ALPHA-1062...has been out-licensed to study an intranasal formulation for cognitive impairment with mTBI.”

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages 1-5 of Amendment No. 2 and elsewhere throughout Amendment No. 2 to clarify that the programs are in the preclincal development stage.

2.	Please revise to briefly describe the significance of having obtained Orphan Drug Designation for ALPHA-0602 for the treatment of ALS.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 4 of Amendment No. 2 to note that the ALPHA-0602 and related prgranulin and progranulin GEMS’s assets are preclinical assets and do not add material value to the Company at this time.

3.	Throughout the registration statement, we note numerous unqualified and/or conclusory statements regarding your business and your future development and commercialization plans, including statements that inappropriately assume the occurrence of certain material events or outcomes, or imply that your product candidates will ultimately be successful. Please review and revise statements throughout such as the following, which are listed by way of example only and not limitation:

●	“As a result of FDA feedback and following the out-licensing to Alpha Seven and its needed capital raise, Alpha Seven will be in a position to complete additional manufacturing and toxicity work which will allow Alpha Seven to initiate a Phase 2 clinical study.” (page 1)

●	“ALPHA-1062 sublingual formulation...is in early development phases and will be advanced after commercialization of ALPHA-1062.” (page 4)

●	“Once the Company completes the clinical trials and receive approval for ALPHA- 1062 for mild-to-moderate Alzheimer’s Disease, we plan to continue progression in clinical trials with ALPHA-1062 + memantine. The Company plans to initiate the streamlined 505(b)2 regulatory path for approval.” (pages 4 and similar on page 85)

●	“During the second half of 2023 the Company started, in parallel with the Company’s regulatory activities, taking steps to develop a commercialization team to ensure a successful launch in the U.S.” (page 81)

●	“Success will be further enabled by securing product coverage with U.S. payors. Market.” (page 81)

●	“As the Company progresses closer to commercialization, after the approval of ALPHA-1062 for mild-to-moderate Alzheimer’s Disease, the payer team will glean additional insights from their customer to ensure price and coverage acceptance by the payer community.” (page 85)

●	“For caregivers, we will deploy a targeted multi-channel market campaign aimed at creating awareness and motivating requests for ALPHA-1062 + memantine from their physician.”

●	“The Company believes that ALPHA-0602 will have seven year marketing exclusivity due to ALPHA-0602 Orphan Drug Designation in the U.S.” (page 88)

●	“[T]he Company is satisfied that the CROs and sites meet the international and FDA standards required for successful conduct of the Pilot Pivotal Studies required for NDA approval.” (page 89)

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 throughout Amendment No. 2 to address the comment.

TBI Out-License, page 1

4.	With respect to this subsection in the Summary, please address the following:

●	If true, revise the caption of this discussion to highlight that the out-license ALPHA-1062IN has not yet occurred.

●	While we acknowledge your disclosure on page 2 that the establishment and funding of Alpha Seven is at the proposal stage only, please revise your discussion to qualify conclusory “will” statements and other statements drafted in the present tense so as to clarify that the Company’s plans with respect to Alpha Seven Therapeutics Inc. (“Alpha Seven”) are currently aspirational.

●	Disclose when and where Alpha Seven was incorporated.

●	Disclose the identity of the agent that has agreed to conduct a capital raise for Alpha Seven in exchange for an initial 37.5% ownership interest in Alpha Seven.

●	Clarify how much time that Mr. McFadden and Ms. D’Angelo will devote to your business and how their participation with Alpha Seven could create a conflict of interest.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 1 of Amendment No. 2 to address the comment.

Alzheimer’s Disease Moderate-to-Severe Stage Market, page 2

5.	Please provide the basis for the following statement, or otherwise revise: “Most providers and caregivers believe the approved generic medications provide limited efficacy, and the currently available branded combination medication doesn’t deliver any differentiating features.”

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 3 of Amendment No. 2 to provide the basis for the statement made.

Our Products and Approaches to Treatment, page 3

6.	The pipeline table at the top of page 3 should graphically demonstrate the current status of your material product candidates, as well as indicate the material stages you will need to complete before marketing your products. The table should be a reflection of the narrative disclosure in the prospectus and should not be used to prematurely project successful completion of the stages required prior to regulatory approval and commercialization or to emphasize currently immaterial assets. A narrative discussion is more appropriate with respect to aspirational plans for your product candidates, such as intended preclinical or clincial studies, potential partnerships, or regulatory submissions. As such, we have the following comments:

●	Please remove the dashed line progress bar extending through the end of Phase 1 for ALPHA-1062IN. In this regard, we note your disclosure on page 4 that you have completed a pre-clinical study of ALPHA-1062IN in mTBI, and have received FDA feedback that “further toxicity and manufacturing work will be needed to file IND and enter into a Phase 2 trial.”

●	If true, please tell us why you believe the ALPHA-1062 sublingual formulation is currently sufficiently material to your operations to warrant inclusion in the pipeline table. In this regard, we note that you state on page 4 that the sublingual formulation “will be developed as an alternative formulation” to the oral tablet; however, your narrative disclosure appears to include no substantive discussion of the status of any preclinical studies involving the sublingual formulation or the Company’s development plans with respect thereto. Further, your Business discussion appears to contain no mention of the sublingual formulation.

●	Tell us why you believe it is appropriate to include each of ALPHA-0602, -0702 and -0802 in the pipeline table. In this regard, we note your disclosure on page 5 that you have “paused further development of ALPHA-0602 and the granulin program and will seek to out-license the assets.” Further, with respect to ALPHA-0602, -0702 and -0802, you appear to have included no substantive Business discussion regarding the development status of these assets. It is also unclear from your disclosure on page 109 whether the Company has license agreements covering the right to develop ALPHA-0702 and -0802. Please also revise page 109 as appropriate to clarify, or advise.

●	We note your filing contains no substantive discussion regarding your pursuit of spinal muscular atrophy (SMA) as an indication for the “Progranulin franchise.” As such, it is unclear that such pursuit is currently sufficiently material to your operations to warrant reference thereto in the pipeline table. Please remove from the table or advise.

●	If the pursuit of any of indication may be delayed or is contingent upon obtaining additional resources (e.g., the out-licensing of ALPHA-1062IN for mTBI to, and funding of, Alpha Seven, or marketing ALPHA-1062 as a treatment for mild-to- moderate AD), please clearly disclose this in a footnote or in the narrative discussion surrounding the pipeline table.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 3 of Amendment No. 2 to revise the pipeline table and to address the comment.

7.	In the narrative disclosure following the pipeline table and in Business, please revise your discussion of each product candidate in preclinical development to describe the status of your preclinical development efforts to date. To the extent you have yet to conduct certain preclinical trials or IND-enabling studies required as a prerequisite to preparing an IND for submission, please revise your disclosure to clarify. Describe all material steps you will need to complete before the Company can file and IND with the FDA in order to advance the candidate into clinical trials.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages 4-6 of Amendment No. 2 to describe the status of our preclinical development efforts to date, clarified disclosure and described the material steps we need to complete before we can file an IND with the FDA.

8.	Under the heading “Alzheimer’s Disease Mild-to-Moderate Stage,” please briefly explain what the Section 505(b)(2) regulatory approval pathway entails. Also, explain what a “bioavailability and bioequivalence pivotal study” is and how it differs from traditional efficacy trials. Explain the Company’s strategy to use such a pivotal study to seek regulatory approval, and explain the basis for your belief, if any, that the FDA has agreed or will agree that the pivotal studies may be sufficient for the approval of the commercialization of the ALPHA-1062 oral table for treatment of Mild-to-Moderate Alzheimer’s Disease. Where appropriate throughout the Summary, disclose whether or not you discussed your pivotal study results with the FDA prior to submitting the NDA, and if so, describe the outcome of such discussions.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 4 of Amendment No. 2 to address the comment.

9.	Please revise your Summary to disclose where your clinical trials have been conducted to date. In this regard, we note your disclosure on page 28 that you initially conducted a clinical trial of ALPHA-1062 in India, and conducted Phase 1 single and multiple ascending dose studies of ALPHA-1062 in healthy volunteers in the Netherlands. Also revise to highlight that clinical data generated outside the U.S. may not be accepted by the FDA.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 in Amendment No. 2 to describe where our clinical trials have been conducted to date and highlight that clinical data generated outside the U.S. may not be accepted by the FDA.

Traumatic Brain Injury (TBI) Market, page 3

10.	You disclose that more than 5.3 million children and adults in the United States are living with a permanent brain injury-related disability. Please revise to:

●	Clarify whether ALPHA-1062IN is being developed for both adult and pediatric subpopulations of TBI patients.

●	Clarify whether the $17B U.S. market size pertaining to cognitive impairment management includes both children and adults. To the extent you plan to develop ALPHA-1062 for a specific subset of the TBI patient population, revise to clarify the estimated patient population(s) and addressable market size you are targeting accordingly.

●	Revise your disclosure as appropriate to provide the sources upon which you are basing your estimates, as well as any material assumptions and limitations associated with your estimates. In this regard, we note the statement “see source in comments” on page 3. It is unclear what disclosure this notation refers to.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 3 of Amendment No. 2 to clarify that ALPHA-1062IN is being developed for adults, clarify market size data and sources and related assumptions and limitations.

Traumatic Brain Injury: ALPHA-1062 Intranasal Formulation, page 4

11.	Please revise this section to explain the basis for the Company’s expectation that Alpha Seven “will initiate the additional toxicity and manufacturing work which is anticipated to be completed by the end of 2024.” In this regard, we note your disclosure elsewhere that the planned out-licensing of ALPHA-1062IN to Alpha Seven has not yet occurred. Further, we note that as of September 30, 2023, the Company has advanced Alpha Seven $55,000 pursuant to a loan agreement, but the “needed capital raise” for Alpha Seven to develop ALPHA-1062IN has also not yet occurred. Revise to disclose all material steps you will need to complete before “Alpha Seven would then be in the position to file an IND for ALPHA-1062IN.”

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 5 of Amendment No. 2 to clarify the disclosure regarding ALPHA-1062IN and address the comment.

Amyotrophic Lateral Sclerosis (ALS) or Lou Gehrig’s disease: ALPHA-0602 (Progranulin and Granulin Epithelin Modules), page 5

12.	Here and in your Business discussion, please revise to clarify the reason(s) why the Company has “paused further development of ALPHA-0602 and the granulin program and will seek to out-license the assets.” Also, please clarify here and elsewhere as appropriate whether the development of ALPHA-0702 and -0802, which are Granulin Epithelin Motifs, (“GEMs”), is similarly paused, and whether you will seek to out-license these assets.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 throughout Amendment No. 2 to clarify the Company’s pause on the development of the granulin program and remove references to the granulin program in other parts of the disclosure.

Our Strategy, page 5

13.	Here, and elsewhere as appropriate, explain the meaning of being granted a PDUFA goal date of July 27, 2024, and the potential outcomes that may result from the FDA’s review of ALPHA-1062 in mild-to-moderate Alzheimer’s disease. Balance your disclosure by stating, if true, that notwithstanding the goal date, the FDA could conduct a longer than expected regulatory review process, resulting in increased expected development costs or the delay or prevention of commercialization of ALPHA-1062. Also disclose that even if ALPHA-1062 is ultimately approved, it may not achieve commercial success. Explain, if true, that you do not expect ALPHA-1062 to be commercially available immediately following approval. Disclose, as you do elsewhere throughout, that the Company will need to raise substantial additional capital in order to fund its operations and commercialization plans for ALPHA-1062, if approved.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 6 of Amendment No. 2 to describe the meaning of being granted a PDUFA goal date and address the comment.

Recent Developments, page 8

14.	Please revise page 8 to remove the reference to the Issuer’s Form 2A Listing Statement, which appears to be a form utilized by the Canadian Securities Exchange.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 in Amendment No. 2 to remove the reference.

Summary Risk Factors

Risks Related to Our Common Shares and this Offering, page 10

15.	This registration statement relates to the resale of common shares by the selling stockholders listed starting on page 144. However, this section and the similar Risk Factors section beginning on page 60 include references to, and risk factors attendant to, a primary offering. Please review and revise these sections and elsewhere as appropriate to ensure they contain disclosure applicable to a secondary offering only. By way of example only, please refer to the following statements:

●	“Even if this Offering is successful, we will need substantial additional capital...” (page 10)

●	“We have broad discretion to determine how to use the funds raised in this offering...” (page 12)

●	“Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.” (Page 13)

●	Note also statements throughout referring to the “consummation” or “closing of this offering.”

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 throughout this section of Amendment No. 2 to address this comment.

We will need substantial additional capital to meet our financial obligations and to pursue our business objectives., page 17

16.	Please refer to the following statement on page 18: “Prior to and or following the NDA approval for ALPHA-1062 in AD, if obtained, we expect to proceed with our full commercial launch of the product, where we would expect to raise substantial additional capital to continue our commercialization efforts and bring the product to market in the US.” Please remove or revise to clarify that regulatory approval by the FDA of a NDA is required before the Company may proceed to launch a product in the U.S.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 19 of Amendment No. 2 to address clarify the disclosure and address the comment.

Risk Factors

Risks Related to Our Intellectual Property, page 39

17.	Based on your patent disclosures beginning on page 85, it appears that certain U.S. patents directed to ALPHA-1062 and ALPHA-0602 will expire in 2026, pending any extensions. As appropriate, please provide additional risk factor disclosure explaining the material impact, if any, of these patent expirations on your business. In this regard, we note your risk factor disclosure on page 39 that your success depends in large part on your ability to obtain and maintain patent protection in the United States and other countries with respect to your technology and product candidates.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 42 of Amendment No. 2 expand on the risk factor disclosure to address this comment.

The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy..., page 51

18.	As appropriate, please review and revise the following statements that appear inconsistent with other disclosure throughout, or otherwise advise:

●	“We have not submitted for, or obtained, regulatory approval for any product candidate...”

●	“We have not conducted, managed or completed large-scale or pivotal clinical trials...”

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 52 of Amendment No. 2 to address the inconsistency in the disclosure.

Business

ALPHA-1062 Clinical Development, page 79

19.	To the extent you have completed any clinical trials of your product candidates, your Business discussion should describe your results. Please address the following with respect to completed clinical trials of APLPHA-1062:

●	You state on page 79 that the Company completed two studies of ALPHA-1062 in Q2 2022 and a third in Q3 2022. However, it is not clear from the subsequent disclosure whether you have provided the results of both studies completed in Q2 2022. Please revise or advise.

●	You state on page 80 that during Q2 2022, the Company met with FDA regarding the ALPHA-1062 program for mild-to-moderate Alzheimer’s disease, and received feedback regarding “the ALPHA-1062 RESOLVE trial, labeling, and manufacturing.” Please revise to clarify the reference to the RESOLVE trial. To the extent you have not already done so, disclose the results of such trial.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages 80-81 of Amendment No. 2 to describe our results in the studies of ALPA-1062 and to clarify our disclosure regarding the RESOLVE trial.

20.	Please revise to define acronyms at first use. By way of example only, we note your use of the following acronyms on page 79 without explanation:

●	BABE study

●	IR and ER

●	AUC and Cmax

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 throughout Amendment No. 2 to define acronyms at first use.

21.	With respect to the trials discussed following the caption “Pivotal Trial” beginning on page 79:

●	Please clarify in your narrative disclosure and the tables on page 79 what formulation of ALPHA-1062 was trialed in the studies the Company conducted in Q2 and Q3 2022.

●	It is unclear as to what disclosure footnotes 1 and 2 to the tabular presentation on page 79 relates. Please revise as appropriate.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 80 of Amendment No. 2 to address the comment.

22.	With respect to each completed clinical trial discussed or to be discussed in this section, please revise to disclose the following information for each trial:

●	Clinical trial phase;

●	Trial sponsor;

●	Trial date(s) and location(s);

●	Specific endpoints established by each trial protocol; and

●	Serious adverse events. In this regard, we note that you do not disclose whether any adverse events were reported with respect to the bioequivalence study discussed under the heading “BABE Study vs. Extended Release” on page 80.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 throughout this section of Amendment No. 2 to provide the additional disclosure regarding each clinical trial.

23.	Please revise your clinical trials discussion to focus on an objective description of the trial results. Remove or revise conclusory statements regarding your trials or your product candidates’ performance to avoid any suggestion that a candidate has demonstrated or is likely to demonstrate safety or efficacy. Findings of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies. You may present clinical trial end points and objective data resulting from trials without concluding benefit or efficacy. By way of example only and not limitation, please see the following:

●	Statements on page 79 and 80 that the company “successfully completed” clinical studies in 2022 and obtained “positive” results from such studies.

●	Columns in the tables on page 79 captioned “Sufficient Data for NDA Filing”

●	Bulleted statements below such tables that the studies summarized provide “data confirming” ALPHA-1062’s bioequivalence to galantamine hydrobromide, and provide “necessary data for NDA filing (scientific bridge)” and “allows NDA filing based on 505(b)(2) requirements.”

●	Statements on page 80 that the bioequivalence of ALPHA-1062 “was demonstrated,” “was established,” or that “results confirmed” bioequivalence.

●	Statements on page 80 that the clinical data “strengthen the NDA application for ALPHA-1062” or “provid[e] a robust and enhanced data set for the NDA filing.”

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 throughout this section of Amendment No. 2 to address the comment.

BABE Study vs. Extended Release, page 80

24.	With respect to your disclosure regarding the Q2 2022 meeting with the FDA regarding the ALPHA-1062 program for mild-to-moderate AD:

●	Please revise to disclose the feedback the Company received regarding the “the ALPHA-1062 RESOLVE trial, labeling, and manufacturing” at or after the FDA meeting. Explain any material steps taken by the Company to address the FDA’s feedback subsequent to the 2022 meeting in preparation for filing the NDA for ALPHA-1062 in this indication.

●	You state on page 80: “The Company’s projected approval date for ALPHA-1062 is Q3 2024.” Please revise this statement to clarify that the Company has only received a PDUFA goal date in Q3 2024. Clearly highlight that although an NDA is pending FDA review and approval, there is no guarantee that you will not have to complete additional trials or studies in order to seek regulatory approval for ALPHA-1062, and that ultimately such approval may never be obtained.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages 81-82 of Amendment No. 2 to address the comment.

25.	You state on page 80 that a secondary objective of the fed and fasted BABE studies was to evaluate the safety and tolerability of single-dose administration of ALPHA-1062 5mg tablet. You also disclose that single-dose administration of ALPHA-1062 “was well tolerated with no adverse events reported.” This disclosure is seemingly inconsistent with your risk factor disclosure on page 17 stating: “To date, we have not yet demonstrated our ability to successfully complete an Alzheimer’s Disease patient tolerability study for ALPHA-1062.” Please reconcile, or otherwise advise.

Company Response: The Company acknowledges the Staff’s comment. While the Company has completed a tolerability study on study participants pulled from the general population, as described on page 81, tolerability in a study specific to Alzheimer’s Disease patients has not yet been completed, as described in the risk factor.

Commercialization Strategy, page 81

26.	We note your belief, stated on page 83, that “ALPHA-1062 is poised to be a next- generation, best in class treatment option.” Given the noted length and uncertainty of the drug approval and commercialization processes, it is premature and inappropriate to speculate or imply that ALPHA-1062 will ultimately be approved or become best-in-class. Please remove references to “best-in-class” here and on page 81.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page [83] of Amendment No. 2 to address the comment.

Competitive Conditions and ALPHA-1062 Positioning, page 81

27.	Please disclose the source of the market research that is the basis for the statement that “88% of LTC prescribers are likely to prescribe ALPHA-1062, with a 29% preference share.”

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 82 of Amendment No. 2 to address the comment.

28.	We refer to the table on page 84 captioned “ALPHA-1062: Offers Potential Best-In-Class Profile Versus Approved AChEIs.” This table appears to present a comparison of “product attributes,” including the “safety profile,” of ALPHA-1062 versus three FDA-approved AChEI medications. Please remove this comparison as it does not appear to be based on a head-to-head study. Further, we note that because safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies, it is inappropriate to include any statements with respect to your candidates’ “safety profiles” that state or imply that your product candidates are safe or effective, either on a standalone basis or in comparison to other approved treatments.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 85 of Amendment No. 2 to address the comment.

Alzheimer’s Disease Moderate-To-Severe Stage Program, page 84

29.	You state on page 84 that your second AD program involving a combination oral product for moderate-to-severe Alzheimer’s Disease is “in early clinical trials.” However, we note that your pipeline table on page 3 indicates that this program is currently still in the preclinical development phase. Please reconcile your disclosures or advise. Also:

●	If you have completed any material preclinical studies of ALPHA-1062 + memantine, please revise this section to briefly describe how the studies were conducted, the number of animal models used, the number of tests conducted, the range of results or effects observed in these tests and how such results were measured.

●	If ALPHA-1062 + memantine is currently being studied in human clinical trials, please revise to indicate when you submitted and IND for this candidate and indication to the FDA.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 85 of Amendment No. 2 to address the comment.

ALPHA-1062 Patent Portfolio, page 85

30.	Please remove or revise the following statement: “However, by transmucosal oral/nasal delivery or delayed release via enteric formulations, effective delivery of ALPHA-1062 can be achieved.” In this regard, we note that safety and efficacy determinations are solely within the authority of the FDA and comparable regulators.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 86 of Amendment No. 2 to address the comment.

ALPHA-0602 Patent Portfolio, page 88

31.	Please remove or revise the following statement: “Ongoing development has found promising in vitro results for sub-combinations of progranulin fragments and GEMs.” We will not object to the disclosure of objective results from your preclinical studies elsewhere in the Business section.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages 87-88 of Amendment No. 2 to address the comment.

Employees and Human Capital Resources, page 88

32.	We note your disclosure on page 88 that the Company has “5 employees/contractors in total” is inconsistent with disclosure on page 57 indicating that as of March 2024, you had “4 full-time and 2 part-time consultants.” Please reconcile your disclosures, breaking out the number of full-time employees versus any part time consultants or contractors.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages 58 and 89 of Amendment No. 2 to reconcile our disclosure.

ALPHA-1062 Regulatory Matters, page 89

33.	In light of your disclosure on page 33 that FDA approval of a product candidate in the U.S. does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, please revise page 81 as well as this section to provide appropriate context with respect to the Company’s plans to seek regulatory approval outside the U.S. and to enter markets in Asia, the EU and or LATAM (Mexico, Central and South America). In this regard, we note your disclosure that initial discussions have been held with distributors in several non-core territories. You also state: “Following an FDA registration, the Company anticipates that it may be possible to enter into license agreements in several of these non-core territories.” Additionally, please remove the following statement which does not appear to be relevant to this registration statement: “As of the date of this Memorandum...”

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 90 of Amendment No. 2 to address the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of our Results of Operations

Research and development, page 101

34.	On pages F-10 and F-37, you state that you expense all research and development costs incurred in accordance with ASC 370, Research and Development. Please revise to clarify the extent to which your policies comply with the guidance in ASC 730. In this regard, ASC 730-10-55-2(i) states that legal work in connection with patent applications or litigation, and the sale or licensing of patents is an example of activities typically excluded from research and development. Here, you state that research and development expenses consists of legal fees and patent costs to develop products. Please tell us how your policy complies with the accounting guidance or revise.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 102 of Amendment No. 2 and the financial statements for the year ended December 31, 2023 and 2022 to remove legal and patent expenses from the Research and Development expense and descriptions. These amounts are now reported in G&A, in compliance with ASC 730.

Results of Operations

Research and development expenses, page 102

35.	For each period presented, please provide a breakout of your research and development expense that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations and Comprehensive Loss, similar to that provided in your discussion of general and administrative expenses.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 104 of Amendment No. 2 to add the requested breakout of our research and developments expenses.

Financing Activites, page 107

36.	Please revise this section as follows:

●	Define acronym “NLS” at first use.

●	You state on page 108: “The Q2 2023 PP capital raising activities are still active as of the date of this filing.” This statement appears to be inconsistent with other statements on page 108 and elsewhere throughout that the Company completed its “fifth and final closing” of the Q2 2023 PP on January 19, 2024. Please reconcile or advise.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages 107 and 108 of Amendment No. 2 to define the acronym and clarify that the Q2 2023 PP has been completed.

Contractual Obligations and Other Commitments, page 110

37.	Please revise the discussion of your license agreements to disclose all material payment terms, including quantification of any amounts the Company has paid under such agreements to date, as well as term and termination provisions.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 109-111 of Amendment No. 2 to add additional details on payment terms and payment status and term and termination provisions.

Management, page 116

38.	Revise the disclosure pertaining to your management and board of directors beginning on page 116 to clearly indicate the business experience of each individual for the past five years, as required by Item 401(e) of Regulation S-K. In this regard, we note that you have not included applicable dates or ranges from which investors can discern these individuals’ principal occupations and employment during such time period.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 117-118 of Amendment No. 2 to clearly indicate the business experience of each individual for the past five years.

Director Independence, page 119

39.	We note your references to “listing on the Nasdaq” and Nasdaq rules throughout this section, as well as sections captioned “Compensation Committee” and “Audit Committee” on pages 122-123. Please revise to either remove these references or make clear that the Company’s shares are not listed on any Nasdaq market and, as such, shareholders will not benefit from Nasdaq regulation or oversight.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 120 of Amendment No. 2 to clarify that in accordance with the requirements of Item 407 of Regulation S-K under the Exchange Act, the Company has selected the requirements of the Nasdaq market to determine the independence of its directors on its board and its board committees but note that the Company’s shares aren’t listed on the Nasdaq.

Narrative Disclosure to Director Compensation Table, page 128

40.	We note from the director compensation table on page 127 that director Ken Cawkell was paid $97,230 in cash for the year ended December 31, 2023. Please revise to explain the reason(s) for such payment in light of your disclosure on page 128 that “directors are not currently paid any cash fees in relation to their service on the Board or its committees.”

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 129 of Amendment No. 2 to add a footnote to the table clarifying that the fees were for consulting services.

Principal Stockholders, page 129

41.	Please revise your disclosure to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by Manchester Management Company LLC and Rotoura Partners L.P. For reference, please refer to Item 403 of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 130 of Amendment No. 2 to address the comment.

Certain United States Federal Income Tax Considerations, page 148

42.	Please revise the heading and introductory language in this section to remove the word “certain,” such as in the phrase “certain material U.S. federal income tax considerations.” Refer to Section III.C.1 of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 155 of Amendment No. 2 to remove the word “certain”.

PFIC Status of the Company, page 149

43.	Please clarify whether or not the Company is or has been a PFIC in prior tax years, and whether it will likely be a PFIC in future tax years. In this regard, we note your statement on page 150 that “[t]he Company does not believe that it was classified as a PFIC during its most recently ended tax year, and will not likely be a PFIC in future tax years.” However, you also state on page 62: “United States shareholders should be aware that we believe we were classified as a PFIC during our tax year ended December 31, 2021, and based on current business plans and financial expectations, believe that we may be a PFIC for the current and future taxable years.” Please reconcile your disclosures throughout, or advise.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 157 of Amendment No. 2 to clarify the disclosure.

Financial Statements

Note 10. Commitments and Contingencies

Alpha-1062 Technology and Alpha-602 Technology, page F-24

44.	Please tell us your basis for capitalizing the licenses for the Alpha-1062 Technology and Alpha-602 Technology under your agreements with Neurodyn Life Sciences Inc (NLS) and how you determined the amount to be capitalized.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 in Amendment No. 2 to address the comment. In determining to capitalize the licenses for the ALPHA-1062 Technology and ALPHA-602 Technology under our agreements with Neurodyn Life Sciences, the Company analyzed ASC 350, Intangibles – Goodwill and Other, ASC 805, Business Combinations, ASC 730, Research and Development and AICPA Audit and Accounting Guides, Assets Acquired to Be Used in Research and Development Activities. In response to the Staff’s comment, the Company has attached its accounting memorandum – Accounting for Intangible Assets and R&D - to this response letter, which provides a more detailed explanation of the Company’s analysis and conclusions in relation to the determination to capitalize these licenses.

Note 2. Significant Accounting Policies Grant Accounting, page F-40

45.	You state that all funds relating to government grants are being recorded under the gross method of accounting whereby any income received and associated expenses incurred will be reported separately as grant income and expenses, respectively on the statement of comprehensive loss. As such, we noted that there is not a separate line item on the statement of comprehensive loss relating to grant expense. Please revise accordingly. We also note that you have deferred income related to grant received. Please revise your disclosure to fully describe how you account for grant income.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 in Amendment No. 2 to address the comment. R&D Grant Expenses are included in total Research and Development costs on the face of the income statement. In Note 3 to the Financial Statements we call out the amounts that are recorded in Research and Development related to Grant Expense. Further we have added a detailed break out of Research and Development various costs, including a line item for R&D Grant expenses, in the MD&A. We have also expanded on our disclosures to fully describe our accounting for grant income, expense and deferred revenue and related activities.

Note 3. Government Grant, page F-40

46.	Please disclose why the cash received from your government grant is restricted. In addition, revise your disclosure to more clearly describe the arrangement(s) underlying the grant, including nature and parameters of the research, determination of eligible costs, limits on reimbursement, etc. If the stated objective of the grant agreement is to subsidize stipulated R&D activities, then state such.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 in Amendment No. 2 to address the comment. We have expanded on our disclosures to fully describe our accounting for grant income and related activities, including details around the restriction of cash as it relates to the R&D grant. We have also added details to discuss the nature and parameters of the research, determination of eligible costs, limits on reimbursement, as they might relate to the grant. Furthermore we have added disclosure to addressed that the grant agreement is to subsidize stipulated R&D activities.

Should you have any further comments or questions about the amended draft Registration Statement or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

ALPHA COGNITION INC.

By:	/s/ Michael McFadden
Michael McFadden
Chief Executive Officer

ACCOUNTING MEMORANDUM

To:	Alpha Cognition, Inc. – Accounting Files
Date:	March 2024
Subject:	Accounting for Intangible assets and R&D

Purpose

To determine and re-validate the existing treatment of the intangible assets established in 2015 and related research and development (“R&D”) under US GAAP.

Background

In March 2015, the Company entered into the Memogain Technology License Agreement (“License Agreement”) with NLS for the exclusive right and license to further develop and exploit the ALPHA-1062, formerly Memogain Technology. The license was obtained with the issuance of a promissory note of $1,400,000 to NLS. The Company accounts for intangible assets in accordance with FASB ASC 350, Intangibles – Goodwill and Other. The Company’s intangible assets consist of exclusive licenses that allow the Company to further develop and exploit the ALPHA-1062 and ALPHA-602 Technology, including global commercialization.

Accounting Guidance

●	ASC 350, Intangibles – Goodwill and Other

●	ASC 805, Business Combinations

●	ASC 730, Research and Development

●	AICPA Audit and Accounting Guides, Assets Acquired to Be Used in Research and Development Activities (“AICPA R&D Guide”)

Accounting questions

1.	How should the intangible assets be accounted for under US GAAP?

2.	What is the initial value of the any underlying intangible asset and related amortization period, if applicable?

Accounting Analysis

Accounting question 1: How should the intangible assets be accounted for under US GAAP?

The License Agreement was obtained through an asset acquisition. The Company assessed that the acquisition of the License Agreement did not meet the definition of a business under ASC 805 as the fair value of the gross assets acquired was concentrated in the underlying intellectual property of the licensed technology. Since the assets acquired do not qualify for treatment under ASC 805, US GAAP points to application under ASC 730.

Per ASC 730-10-25-2(c), “Intangible assets purchased from others. The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with Topic 350. The amortization of those intangible assets used in research and development activities is a research and development cost. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.”

ASC 730 does not provide specific guidance as to qualifications for alternative future use. The concept of alternative future use is discussed as part of the AICPA R&D Guide. Under paragraph 3.14 of the AICPA R&D Guide, “for an asset acquired in an asset acquisition for use in R&D activities to have alternative future use, the task force believes that (a) it is reasonably expected that the reporting entity will use the asset acquired in the alternative manner and anticipates economic benefit from that alternative use, and (b) the reporting entity's use of the asset acquired is not contingent on further development of the asset subsequent to the acquisition date (that is, the asset can be used in the alternative manner in the condition in which it existed at the acquisition date).”

The underlying intellectual property obtained as part of the License Agreement consists of patented technology, which at the time of the acquisition was considered to have multiple uses by the Company and the Company intended to use the patented technology in a variety of ways. This is supported by certain language within the License Agreement. Per section 3.1 of the License Agreement, the Company is permitted to use the Memogain Technology and any improvements, variations, updates, modifications, and enhancements made by the Company related to the Memogain Technology in the Field of Use. Field of Use is defined as disease indications specifically designed or claimed in Memogain patents, of which there are many. Use of the Memogain Technology was not dependent any further development of the asset. The Memogain Technology could be explored for multiple uses as it existed at the effective date of the License Agreement. The Company entered into the License Agreement with the intent to explore any uses of the Memogain Technology in order to find a path to commercialization, where economic benefit would be attained. The acquired assets were not contingent on further development, although further clinical trials, and CMC testing would be required to advance any product(s) toward regulatory approvals, as is typical in Biotechnology.

The Company concluded that the acquired asset had an alternative future as of the effective date of the License Agreement. As such, the Company capitalized the cost of the acquired asset on the balance on the effective date of the License Agreement.

Accounting Question 2: What is the initial value of the any underlying intangible asset and related amortization period, if applicable?

ASC 805-50 provides guidance on the accounting for transactions that do not meet the requirements to be accounted for as a business combination but are similar. Under ASC 805-50-25-1, “assets commonly are acquired in exchange transactions that trigger the initial recognition of the assets acquired and any liabilities assumed. If the consideration given in exchange for the assets (or net assets) acquired is in the form of assets surrendered (such as cash), the assets surrendered shall be derecognized at the date of acquisition. If the consideration given is in the form of liabilities incurred or equity interests issued, the liabilities incurred and equity interests issued shall be initially recognized at the date of acquisition.”

Per ASC 805-50-30-2, “asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued) and no other generally accepted accounting principles (GAAP) apply (for example, Topic 845 on nonmonetary transactions or Subtopic 610-20), measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.”

To enter in the License Agreement and acquire the underlying patented technology, the Company issued a promissory note for $1,400,000 to NLS. The Company recorded an intangible asset based on the price of initial promissory note, discounted to present value. This amount was determined to be $1,185,633. In connection with the intangible asset booked on the effective date of the acquisition, the Company also considered an appropriate useful life for the asset.

In accordance with ASC 350-40-35-3(c), “any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights, Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.” The useful life of the Memogain Technology is limited at the effective date of the License Agreement to the underlying term of the legal patent. The patent term was fifteen years, and that same term was determined to be the most appropriate useful life for the intangible asset.